UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

New Relic, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

64829B100
(CUSIP Number)

HMI Capital Management, L.P.
555 California Street, Suite 4900
San Francisco, CA 94104
(415)-391-9500

Copy to:

Emily M. Brakebill
555 California Street, Suite 4900
San Francisco, CA 94104
(415)-391-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(t) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64829B100	13D	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS HMI Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,259,021
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,259,021
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,259,021
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 64829B100	13D	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS HMI Capital Fund GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,259,021
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,259,021
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,259,021
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 64829B100	13D	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS Members GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,259,021
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,259,021
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,259,021
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 64829B100	13D	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS Marco W. Hellman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS IA
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,259,021
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,259,021
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,259,021
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64829B100	13D	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS Justin C. Nyweide
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS IA
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,259,021
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,259,021
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,259,021
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64829B100	13D	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS Sean M. Barrett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS IA
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,259,021
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,259,021
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,259,021
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64829B100	13D	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSONS Radhakrishnan Raman Mahendran
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,259,021
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,259,021
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,259,021
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 64829B100	13D	Page 9 of 13 Pages

1.	NAME OF REPORTING PERSONS HMI Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,829,703
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,829,703
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,829,703
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64829B100	13D	Page 10 of 13 Pages

Item 1.	Security and Name of Issuer:

This Schedule 13D relates to the Common Stock (the "Common Stock") of New Relic, Inc. a Delaware corporation (the "Issuer").

New Relic, Inc. (the "Issuer")

Address of Issuer's Principal Office:

188 Spear St., Suite 1000

San Francisco, CA USA 94105

Item 2.	Identity and Background:

(a), (b)	This statement is filed jointly by (a) HMI Capital Management, L.P. ("HMI"); (b) HMI Capital Fund GP, LLC; (c) Members GP, LLC; (d) HMI Capital Partners, L.P.; (e) Marco W. Hellman; (f) Justin C. Nyweide; (g) Sean M. Barrett; and (h) Radhakrishnan Raman Mahendran (collectively, the "Reporting Persons").

HMI Capital Partners, L.P. is a Delaware limited partnership. HMI Capital Fund GP, LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to HMI Capital Partners, L.P. and other investment funds. HMI is a Delaware limited partnership which renders investment management services to HMI Capital Partners, L.P. and other investment funds. Members GP, LLC is a Delaware limited partnership, the principal business of which is to serve as the general partner of HMI. Mr. Marco W. Hellman, Mr. Justin C. Nyweide, Mr. Sean M. Barrett, and Mr. Radhakrishnan Raman Mahendran are the investment committee members of HMI.

(c)	The address of the principal business and principal office of each of the Reporting Persons is 555 California Street, Suite 4900, San Francisco, CA 94104.

(d), (e)	None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration:

The source of funds used for the purchase of the Issuer's securities was the working capital of HMI Capital Partners, L.P. and the working capital of Merckx Capital Partners, L.P., a second Delaware limited Partnership controlled by HMI and HMI Capital Fund GP, LLC. The aggregate purchase price of the Common Stock held by HMI Capital Partners, L.P. was approximately $292,674,410.44. The aggregate purchase price of the stock controlled by HMI and HMI Capital Fund GP, LLC was approximately $319,542,378.57.

Item 4.	Purpose of Transaction:

On June 24, 2021, Radhakrishnan Raman Mahendran, Partner of HMI and Member of HMI Capital Fund GP, LLC, agreed to accept a position on the board of directors of the Issuer.

In his role as a member of the Issuer's Board of Directors (the "Board"), Mr. Mahendran will be actively involved in all matters that come before the Board, including monitoring and evaluating management and nominating directors for election and re-election at the Issuer's annual meetings. As a member of the Board, Mr. Mahendran considers and votes on, and may discuss with other directors or holders of stock of the Issuer, matters that may come or have come before the Board. Mr. Mahendran reserves all rights of a member of the Board.

Except as described elsewhere, the reporting persons do not currently have any plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities to the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)	Any action similar to those enumerated above.

Other than as described elsewhere, none of the Reporting Persons has any present plans or proposals that relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D. HMI may decide to purchase at any time or times on behalf of its advisory clients additional shares of stock or other securities of the Issuer. HMI may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. HMI's advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or HMI considers to be in the interests of such clients.

CUSIP No. 64829B100	13D	Page 11 of 13 Pages

Item 5.	Interest in Securities of the Issuer:

The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

(a), (b)	The Reporting Persons may be deemed to beneficially own the following interests in the Issuer:

(i)	HMI Capital Partners, L.P. directly owns 4,829,703 shares of Common Stock.

(ii)	HMI Capital Fund GP, LLC as the general partner of HMI Capital Partners, L.P. and Merckx Capital Partners, L.P., may be deemed to beneficially own 5,259,021 shares of Common Stock.

(iii)	HMI Capital Management, L.P., as investment adviser to HMI Capital Partners, L.P. and Merckx Capital Partners, L.P., may be deemed to beneficially own 5,259,021 shares of Common Stock.

(iv)	Members GP, LLC, as the general partner of HMI Capital Management, L.P. may be deemed to beneficially own 5,259,021 shares of Common Stock.

(v)	Mr. Marco W. Hellman, Mr. Justin C. Nyweide, Mr. Sean M. Barrett, and Mr. Radhakrishnan Raman Mahendran do not individually own any shares of Common Stock (other than 439 restricted stock units owned by Mr. Radhakrishnan Raman Mahendran, which vests on August 15, 2021). However, each of Mr. Marco W. Hellman, Mr. Justin C. Nyweide, Mr. Sean M. Barrett, and Mr. Radhakrishnan Raman Mahendran may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by HMI.

(vi)	Collectively, the Reporting Persons beneficially own 5,259,021 shares of Common Stock, Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of any pecuniary interest therein, other than the shares owned directly and of record by such Reporting Person.

All percentages set forth in this Schedule 13D are based upon 64,232,825 outstanding shares of Common Stock, which is based on the Issuer's reported 64,232,825 outstanding shares of Common Stock as of May 31, 2021 as reported in the Issuer's Proxy Statement filed pursuant to Section 14(a) of the Securities and Exchange Act of 1934, filed on June 25, 2021.

(c)	The Reporting Persons have not made any transactions in the Issuer's Common Stock in the sixty days prior to the date of this Report.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

HMI Capital Fund GP, LLC (the "General Partner") is the general partner of HMI Capital Partners, L.P. ("HCP") and Merckx Capital Partners, L.P. ("Merckx"), in each case, pursuant to an agreement of limited partnership providing to the General Partner the authority to, among other things, to invest the funds of HCP and Merckx in the common stock of the Issuer (the "Stock"), to vote and dispose of Stock and to file this statement on behalf of HCP. HMI Capital Management, L.P. (the "Investment Adviser") is the investment adviser of HCP and Merckx, in each case, pursuant to an investment adviser agreement providing to the Investment Adviser the authority to, among other things, to invest the funds of HCP and Merckx in the Stock, to vote and dispose of Stock and to file this statement on behalf of HCP.

The Reporting Persons are filing this Schedule 13D as a group, but disclaim membership in a group with HCP or any person not reporting on this Schedule 13D. HCP is filing this statement jointly with the other Reporting Persons, but not as a member of a group and expressly disclaims membership in a group. Each Reporting Person disclaims beneficial ownership of the Stock, except to the extent of its pecuniary interest.

Item 7.	Material to Be Filed as Exhibits:

Exhibit A - Joint Filing Agreement, dated as of June 24, 2021, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 64829B100	13D	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

IN WITNESS WHEREOF, the undersigned have set their hands this 6th day of July, 2021.

HMI Capital Management, L.P.

Members GP, LLC

HMI Fund Capital GP, LLC

HMI Capital Partners, L.P.

Marco W. Hellman

Justin C. Nyweide

Sean M. Barrett

Radhakrishnan Raman Mahendran

By: /s/Emily M. Brakebill

Name: Emily M. Brakebill

Title: Chief Operating Officer of HMI Capital Management, L.P., for itself, Members GP, LLC, for itself HMI Capital Fund GP, LLC, for itself and as general partner of HMI Capital Partners, L.P., as attorney-in-fact for Marco W. Hellman, Justin C. Nyweide, Sean M. Barrett, and Radhakrishnan Raman Mahendran

CUSIP No. 64829B100	13D	Page 13 of 13 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

IN WITNESS WHEREOF, the undersigned have set their hands this 6th day of July, 2021.

HMI Capital Management, L.P.

HMI Capital Management, L.P.

Members GP, LLC

HMI Fund Capital GP, LLC

HMI Capital Partners, L.P.

Marco W. Hellman

Justin C. Nyweide

Sean M. Barrett

Radhakrishnan Raman Mahendran

By: /s/Emily M. Brakebill

Name: Emily M. Brakebill

Title: Chief Operating Officer of HMI Capital Management, L.P., for itself, Members GP, LLC, for itself HMI Capital Fund GP, LLC, for itself and as general partner of HMI Capital Partners, L.P., as attorney-in-fact for Marco W. Hellman, Justin C. Nyweide, Sean M. Barrett, and Radhakrishnan Raman Mahendran